UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 15, 2018

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Fourth-Quarter and Full-Year Results,” dated February 15, 2018.

Exhibit

1.	Press Release dated February 15, 2018

Textainer Group Holdings Limited

Reports Fourth-Quarter and Full-Year Results

HAMILTON, Bermuda – (BUSINESS WIRE) – February 15, 2018 – Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, reported fourth-quarter and full-year 2017 results.

Financial and Business Summaries

•	Lease rental income of $116.3 million for the quarter, an increase of $4.1 million, or 3.7 percent, from the prior quarter, and $444.9 million for the full year;
•

Net income attributable to Textainer Group Holdings Limited common shareholders of $17.2 million for the quarter, or $0.30 per diluted common share, a $1.3 million decrease from the prior quarter. The decrease was largely due to an increase in third quarter net income resulting from a one-time $4.8 million tax benefit that largely reversed in the fourth quarter.  Pre-tax income for the quarter increased by $4.3 million from the third quarter;

•	Net income attributable to Textainer Group Holdings Limited common shareholders of $19.4 million for the full year, or $0.34 per diluted share, an increase of $71.8 million compared to 2016;
•

Adjusted net income(1) of $14.8 million for the quarter, or $0.26 per diluted common share, a $3.8 million decrease from the prior quarter, and $23.2 million for the full year, or $0.41 per diluted share, an increase of $81.1 million from the prior year;

•	Adjusted EBITDA(1) of $100.6 million for the quarter, an improvement of $0.1 million from the prior quarter, and $374.5 million for the full year, a $29.5 million year-on-year increase;
•

Utilization averaged 97.4 percent for the quarter and is currently at 97.9 percent, an improvement of 70 basis point over the prior quarter average and 290 basis points over utilization at the start of 2017; and

•	Capex orders of approximately $625 million during 2017.

"We continue to see strong operating results and positive momentum leading into the new year. Lease rental income increased for the fourth consecutive quarter and is up 8% compared to the first quarter of the year as we benefit from new container investments and further improvements in utilization. The impact of these investments will grow going forward as more new containers are delivered and picked up by our customers,” stated Philip K. Brewer, President and Chief Executive Officer of Textainer Group Holdings Limited.

“Strong earnings momentum continued as reflected in our $4.3 million increase in pre-tax profit. We expect the favorable market conditions we are seeing to continue into 2018, mostly driven by solid trade growth, shipping lines preference to lease, and minimal depot inventory. Yields on new leases have moderated slightly but remain attractive and container prices are holding stable at approximately $2,200. Inventory at the factories has risen to approximately 700,000 TEU, though much of this inventory is already committed to leases and the remainder is appropriate to meet upcoming second quarter demand. Additionally, resale prices have remained high as expected given stable new box prices as well as low depot inventory and container turn-ins.”

Key Financial Information (in thousands except for per share and TEU amounts):

	QTD			Full-Year
	Q4 2017	Q3 2017	Q4 2016 (*)	2017	2016 (*)
Lease rental income	$116,297	$112,195	$106,709	$444,888	$460,427
Total revenues	$129,316	$125,600	$120,200	$490,850	$496,236
Income from operations	$45,310	$45,005	$9,783	$143,866	$26,210
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$17,211	$18,481	$(132)	$19,365	$(52,483)
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.30	$0.32	$-	$0.34	$(0.93)
Adjusted net income (loss) (1)	$14,792	$18,635	$(13,395)	$23,165	$(57,953)
Adjusted net income (loss) per diluted common share (1)	$0.26	$0.33	$(0.24)	$0.41	$(1.02)
Adjusted EBITDA (1)	$100,613	$100,606	$86,314	$374,541	$345,000
Average fleet utilization	97.4%	96.7%	94.3%	96.4%	94.7%
Total fleet size at end of period (TEU)	3,279,892	3,202,140	3,142,556
Owned percentage of total fleet at end of period	78.8%	77.2%	81.0%

(*) Certain amounts for the periods ended December 31, 2016 have been restated for immaterial corrections of identified errors pertaining to the calculation of gain on sale of containers, net and to properly account for lease concessions.

“Adjusted net income (loss)” and “adjusted EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in footnote 1. “Adjusted net income (loss)” is defined as net income (loss) attributable to Textainer Group Holdings Limited common shareholders before charges to write-off of unamortized deferred debt issuance costs and bond discounts, unrealized gains on interest rate swaps, collars and caps, net and the related impact of reconciling items on income tax expense (benefit) and net income (loss) attributable to the non-controlling interests (“NCI”). “Adjusted EBITDA” is defined as net income (loss) attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, the write-off of unamortized deferred debt issuance costs and bond discounts, realized (gains) losses on interest rate swaps, collars and caps, net, unrealized gains on interest rate swaps, collars and caps, net, income tax expense (benefit), net income (loss) attributable to the NCI, depreciation expense, container impairment, amortization expense and the related impact of reconciling items on net income (loss) attributable to the NCI. Footnote 1 provides certain qualifications and limitations on the use of Non-GAAP Measures.

Fourth-Quarter and Full-Year Results

Lease rental income increased $9.6 million for the quarter, compared to the fourth quarter of 2016, primarily due to an increase in average rental rates and higher utilization. Lease rental income decreased $15.5 million for the year, compared to the full year 2016, primarily due to a decrease in average rental rates, partially offset by an increase in utilization and the average fleet size.

Gain on sale of containers, net increased $5.0 million for the quarter and $19.4 million for the year, from the comparable periods in 2016. The increase was primarily due to an increase in average sales proceeds per unit, partially offset by a decrease in volume of sales.

Direct container expense decreased $3.0 million for the quarter and $2.3 million for the year, from the comparable periods in 2016, mainly due to lower storage costs resulting from higher average utilization in 2017. The decrease for the year was partially offset by higher repositioning expense on recovered Hanjin units.

Depreciation expense decreased $8.1 million for the quarter and $5.1 million for the year, from the comparable periods in 2016. The decrease was primarily due to an increase in future residual values on each of our three primary dry container types effective July 1, 2017, partially offset by an increase in the average fleet size, excluding fully depreciated containers.

Container impairment decreased $12.5 million for the quarter and $86.6 million for the year, from the comparable periods in 2016. The quarterly decrease was primarily due to a $11.9 million decrease in impairments to write down the value of containers held for sale to their estimated fair value due to increased resale prices. The 2017 full year decrease was primarily due to a $51.0 million decrease in impairments to write down the value of containers held for sale to their estimated fair value and a $11.2 million reversal of previously recorded impairments on containers held for sale, both due to rising used container prices during 2017, as well as a write-down of $17.4 million on terminated Hanjin direct finance leases in 2016.

Bad debt expense was $20.7 million lower in 2017 compared to 2016 mainly due to a $19.0 million provision for the Hanjin bankruptcy in the prior year with no comparable provision recorded in the current year.

The above-mentioned improvements were partially offset by an increase in interest expense including hedging costs of $2.9 million for the quarter and $24.5 million for the year, from the comparable periods in 2016, primarily due to higher amortization of deferred debt issuance costs and increased borrowing costs.

For the year, we recorded a tax expense of $1.6 million.  The tax expense in the fourth quarter benefited from the U.S. Tax Cuts and Job Act (TCJA) that was signed into law on December 22, 2017. The most significant effect of the law on the Company was the reduction in the U.S. federal corporate tax rate from 35% to 21%.  The TCJA remeasurement of deferred income tax assets and liabilities resulted in a $3.1 million benefit in the fourth quarter.

Outlook

“Three major determinants of our success in 2018 will be growth in container trade, stable container prices and maintenance of current investment return levels.  Forecasted growth in 2018 GDP has increased recently to around 4% due to several factors including strengthening European economies and the tax cut in the US.  Container trade is expected to grow at an even faster rate.  We expect container prices to remain stable given the recent increase in steel prices and ongoing demand. Resale prices are also expected to remain high given the level of new container prices and the limited supply of containers placed on sale as a result of near full utilization. Yields on new leases have slightly moderated as competition increases.  However, assuming disciplined ordering by lessors and shipping lines, we expect returns to remain at attractive levels.” continued Mr. Brewer.

“We enter 2018 with great momentum and the support of a favorable market environment. We were the second largest purchaser of containers among our peers in 2017 and have the size, resources, and liquidity to continue investing in new containers while returns remain attractive. We expect our performance in the first quarter of 2018 to be better than the fourth quarter of 2017, with increasing profitability as we move into 2018.” concluded Mr. Brewer.

Investors’ Conference Call and Webcast

Textainer will hold a conference call and a Webcast at 11:00 am EDT on Thursday, February 15, 2018 to discuss Textainer’s fourth quarter 2017 results. An archive of the Webcast will be available one hour after the live call through February 14, 2019. For callers in the U.S. the dial-in number for the conference call is 1-888-895-5271; for callers outside the U.S. the dial-in number for the conference call is 1-847-619-6547. The participant passcode for both dial-in numbers is 46320999. To access the live Webcast or archive, please visit Textainer’s Investor Relations website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with approximately 3.3 million TEU in our owned and managed fleet. We lease containers to approximately 300 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, dry freight specials, and refrigerated intermodal containers. We also lease tank containers through our relationship with Trifleet Leasing and are the primary supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our lease fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of more than 130,000 containers per year for the last five years to more than 1,400 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and more than 500 independent depots worldwide.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) the favorable impact of container investments in future periods; (ii) favorable market conditions in 2018; (iii) appropriateness of current factory inventory to meet second quarter demand; (iv) forecasts of GDP and container trade growth; (v) stability of new container and resale container prices; (vi) yields on new leases remaining at attractive levels; (vii) first quarter of 2018 performance to be better than the fourth quarter of 2017. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic conditions; lease rates may decrease and lessees may default, which could decrease revenue and increase storage, repositioning, collection and recovery expenses; the demand for leased containers depends on many political and economic factors and is tied to international trade and if demand decreases due to increased barriers to trade or political or economic factors, or for other reasons, it reduces demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we increase our capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry which tends to depress returns; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2017.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Hilliard C. Terry, III

Executive Vice President and Chief Financial Officer

Phone: +1 (415) 658-8214

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income (Loss)

Three Months and Years Ended December 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended December 31,				Years Ended December 31,
	2017		2016 (a)		2017		2016 (a)
Revenues:
Lease rental income		$116,297		$106,709		$444,888		$460,427
Management fees		4,045		3,646		14,994		13,420
Trading container sales proceeds		669		6,525		4,758		15,628
Gain on sale of containers, net		8,305		3,320		26,210		6,761
Total revenues		129,316		120,200		490,850		496,236
Operating expenses:
Direct container expense		14,747		17,727		60,321		62,596
Cost of trading containers sold		456		4,999		3,302		15,904
Depreciation expense		55,437		63,530		231,043		236,144
Container impairment		1,591		14,125		8,072		94,623
Amortization expense		1,045		937		4,092		5,053
General and administrative expense		8,811		6,399		30,697		26,311
Short-term incentive compensation expense		1,314		1,174		3,481		2,242
Long-term incentive compensation expense		1,245		1,423		5,499		5,987
Bad debt (benefit) expense, net		(640)		103		477		21,166
Total operating expenses		84,006		110,417		346,984		470,026
Income from operations		45,310		9,783		143,866		26,210
Other (expense) income:
Interest expense		(29,089)		(23,972)		(117,475)		(85,215)
Write-off of unamortized deferred debt issuance costs and bond discounts		(84)		-		(7,550)		-
Interest income		205		126		613		408
Realized gains (losses) on interest rate swaps, collars and caps, net		296		(1,929)		(1,191)		(8,928)
Unrealized gains on interest rate swaps, collars and caps, net		2,881		15,252		4,094		6,210
Other, net		4		1		3		(8)
Net other expense		(25,787)		(10,522)		(121,506)		(87,533)
Income (loss) before income tax and noncontrolling interests		19,523		(739)		22,360		(61,323)
Income tax (expense) benefit, net		(1,187)		1,094		(1,618)		3,447
Net income (loss)		18,336		355		20,742		(57,876)
Less: Net (income) loss attributable to the noncontrolling interests	(1,125)		(487)		(1,377)		5,393
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$17,211		$(132)		$19,365		$(52,483)
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.30		$(0.00)		$0.34		$(0.93)
Diluted	$0.30		$(0.00)		$0.34		$(0.93)
Weighted average shares outstanding (in thousands):
Basic	56,961		56,690		56,845		56,608
Diluted	57,505		56,690		57,159		56,608
Other comprehensive income (loss):
Foreign currency translation adjustments		58		(151)		207		(233)
Comprehensive income (loss)		18,394		204		20,949		(58,109)
Comprehensive (income) loss attributable to the noncontrolling interests		(1,125)		(487)		(1,377)		5,393
Comprehensive income (loss) attributable to Textainer Group Holdings Limited common shareholders		$17,269		$(283)		$19,572		$(52,716)

(a) Certain amounts for the periods ended December 31, 2016 have been restated for immaterial corrections of identified errors pertaining to the calculation of gain on sale of containers, net and to properly account for lease concessions.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

December 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2017	2016 (a)
Assets
Current assets:
Cash and cash equivalents	$137,894	$84,045
Accounts receivable, net of allowance for doubtful accounts of $5,775 and $31,844 in 2017 and 2016, respectively	78,312	76,547
Net investment in direct financing and sales-type leases	56,959	64,951
Trading containers	10,752	4,363
Containers held for sale	22,089	25,513
Prepaid expenses and other current assets	12,243	13,584
Insurance receivable	15,909	44,785
Due from affiliates, net	1,134	869
Total current assets	335,292	314,657
Restricted cash	99,675	58,078
Containers, net of accumulated depreciation of $1,172,355 and $990,784 at 2017 and 2016, respectively	3,791,610	3,717,542
Net investment in direct financing and sales-type leases	125,665	172,283
Fixed assets, net of accumulated depreciation of $10,788 and $10,136 at 2017 and 2016, respectively	2,151	1,993
Intangible assets, net of accumulated amortization of $44,279 and $40,762 at 2017 and 2016, respectively	11,105	15,197
Interest rate swaps, collars and caps	7,787	4,816
Deferred taxes	1,563	1,385
Other assets	5,494	8,075
Total assets	$4,380,342	$4,294,026
Liabilities and Equity
Current liabilities:
Accounts payable	$6,867	$12,060
Accrued expenses	13,365	9,721
Container contracts payable	131,087	11,990
Other liabilities	235	265
Due to owners, net	11,131	18,132
Debt, net of unamortized deferred financing costs of $3,989 and $6,137 at 2017 and 2016, respectively	233,681	205,081
Total current liabilities	396,366	257,249
Debt, net of unamortized deferred financing costs of $20,045 and $10,267 at 2017 and 2016, respectively	2,756,627	2,833,216
Interest rate swaps, collars and caps	81	1,204
Income tax payable	9,081	9,076
Deferred taxes	5,881	6,237
Other liabilities	2,024	2,259
Total liabilities	3,170,060	3,109,241
Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 57,727,220 shares issued and 57,097,220 shares outstanding at 2017; 57,417,119 shares issued and 56,787,119 shares outstanding at 2016	578	575
Additional paid-in capital	397,821	390,780
Treasury shares, at cost, 630,000 shares	(9,149)	(9,149)
Accumulated other comprehensive income	(309)	(516)
Retained earnings	763,601	744,236
Total Textainer Group Holdings Limited shareholders’ equity	1,152,542	1,125,926
Noncontrolling interest	57,740	58,859
Total equity	1,210,282	1,184,785
Total liabilities and equity	$4,380,342	$4,294,026

(a) Certain amounts as of December 31, 2016 have been restated for immaterial corrections related to the calculation of gain on sale of containers, net, to properly account for lease concessions and to reclassify debt balances to conform with the 2017 presentation.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Years Ended December 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2017	2016 (a)
Cash flows from operating activities:
Net income (loss)	$20,742	$(57,876)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	231,043	236,144
Container impairment	8,072	94,623
Bad debt expense, net	477	21,166
Unrealized gains on interest rate swaps, collars and caps, net	(4,094)	(6,210)
Amortization and write-off of unamortized deferred debt issuance costs and accretion of bond discount	20,814	9,704
Amortization of intangible assets	4,092	5,053
Gain on sale of containers, net	(26,210)	(6,761)
Share-based compensation expense	6,083	6,573
Changes in operating assets and liabilities	(10,044)	(24,522)
Total adjustments	230,233	335,770
Net cash provided by operating activities	250,975	277,894
Cash flows from investing activities:
Purchase of containers and fixed assets	(300,125)	(505,528)
Proceeds from sale of containers and fixed assets	135,299	126,560
Receipt of payments on direct financing and sales-type leases, net of income earned	66,846	90,343
Insurance proceeds received for unrecoverable containers	12,616	8,195
Net cash provided by (used in) investing activities	(85,364)	(280,430)
Cash flows from financing activities:
Proceeds from debt	1,729,580	582,500
Principal payments on debt	(1,770,715)	(551,586)
Debt issuance costs	(27,702)	(5,969)
Issuance of common shares upon exercise of share options	961	—
Net tax benefit from share-based compensation awards	—	(810)
Dividends paid to noncontrolling interest	(2,496)	—
Dividends paid to shareholders	—	(28,754)
Net cash used in financing activities	(70,372)	(4,619)
Effect of exchange rate changes	207	(233)
Net increase (decrease) in cash, cash equivalents and restricted cash	95,446	(7,388)
Cash, cash equivalents and restricted cash, beginning of the year	142,123	149,511
Cash, cash equivalents and restricted cash, end of the period	$237,569	$142,123

(a) Certain amounts for the period ended December 31, 2016 have been restated for immaterial corrections of identified errors pertaining to the calculation of gain on sale of containers, net and to properly account for lease concessions, to reclassify debt balances in order to conform with the 2017 presentation and for the adoption of Accounting Standards Update No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments and Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three Months and Years Ended December 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)

The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (d) below and defined as “Non-GAAP Measures”) for the three months and years ended December 31, 2017 and 2016, including:

(a)

net income (loss) attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (Adjusted EBITDA defined as net income (loss) attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, realized (gains) losses on interest rate swaps, collars and caps, net, unrealized gains on interest rate swaps, collars and caps, net, income tax (expense) benefit, net income (loss) attributable to the noncontrolling interests (“NCI”), depreciation expense, container impairment, amortization expense and the related impact of reconciling items on net income (loss) attributable to the NCI);

(b)	net cash provided by operating activities to Adjusted EBITDA;
(c)

net income (loss) attributable to Textainer Group Holdings Limited common shareholders to adjusted net income (loss) (defined as net income (loss) attributable to Textainer Group Holdings Limited common shareholders before the write-off of unamortized deferred debt issuance costs and bond discounts, unrealized gains on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax (expense) benefit and net income (loss) attributable to the NCI); and

(d)

net income (loss) attributable to Textainer Group Holdings Limited common shareholders per diluted common share to adjusted net income (loss) per diluted common share (defined as net income (loss) attributable to Textainer Group Holdings Limited common shareholders per diluted common share before the write-off of unamortized deferred debt issuance costs and bond discounts, unrealized gains on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax (expense) benefit and net income (loss) attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income (loss), income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net income (loss) may be a useful performance measure because Textainer intends to hold its interest rate swaps, collars and caps until maturity and over the life of an interest rate swap, collar or cap the unrealized gains will net to zero. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that adjusted net income and adjusted net income (loss) per diluted common share are useful in evaluating our operating performance because unrealized gains on interest rate swaps, collars and caps, net is a noncash, non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•	They do not reflect changes in, or cash requirements for, our working capital needs;
•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;
•

Although depreciation expense and container impairment is a noncash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income (loss) or adjusted net income (loss) per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and
•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended		Years Ended
	December 31,		December 31,
	2017	2016 (a)	2017	2016 (a)
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted net income (loss):
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$17,211	$(132)	$19,365	$(52,483)
Adjustments:
Write-off of unamortized deferred debt issuance costs and bond discounts	84	—	7,550	—
Unrealized gains on interest rate swaps, collars and caps, net	(2,881)	(15,252)	(4,094)	(6,210)
Impact of reconciling items on income tax expense (benefit)	47	253	(56)	104
Impact of reconciling items on net income (loss) attributable to the noncontrolling interests	331	1,736	400	636
Adjusted net income (loss)	$14,792	$(13,395)	$23,165	$(57,953)
Reconciliation of adjusted net income (loss) per diluted common share:
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.30	$—	$0.34	$(0.93)
Adjustments:
Write-off of unamortized deferred debt issuance costs and bond discounts	—	—	0.13	—
Unrealized gains on interest rate swaps, collars and caps, net	(0.05)	(0.27)	(0.07)	(0.10)
Impact of reconciling items on income tax expense (benefit)	—	—	—	—
Impact of reconciling items on net income (loss) attributable to the noncontrolling interests	0.01	0.03	0.01	0.01
Adjusted net income (loss) per diluted common share	$0.26	$(0.24)	$0.41	$(1.02)

(a) Certain amounts for the periods ended December 31, 2016 have been restated for immaterial corrections of identified errors pertaining to the calculation of gain on sale of containers, net and to properly account for lease concessions.

	Three Months Ended		Years Ended
	December 31,		December 31,
	2017	2016 (a)	2017	2016 (a)
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted EBITDA:
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$17,211	$(132)	$19,365	$(52,483)
Adjustments:
Interest income	(205)	(126)	(613)	(408)
Interest expense	29,089	23,972	117,475	85,215
Write-off of unamortized deferred debt issuance costs and bond discounts	84	—	7,550	—
Realized (gains) losses on interest rate swaps, collars and caps, net	(296)	1,929	1,191	8,928
Unrealized gains on interest rate swaps, collars and caps, net	(2,881)	(15,252)	(4,094)	(6,210)
Income tax expense (benefit)	1,187	(1,094)	1,618	(3,447)
Net income (loss) attributable to the noncontrolling interests	1,125	487	1,377	(5,393)
Depreciation expense	55,437	63,530	231,043	236,144
Container impairment	1,591	14,125	8,072	94,623
Amortization expense	1,045	937	4,092	5,053
Impact of reconciling items on net income (loss) attributable to the noncontrolling interests	(2,774)	(2,062)	(12,535)	(17,022)
Adjusted EBITDA	$100,613	$86,314	$374,541	$345,000
Net cash provided by operating activities			$250,975	$277,894
Adjustments:
Bad debt expense, net			(477)	(21,166)
Amortization and write-off of unamortized deferred debt issuance costs and accretion of bond discount			(20,814)	(9,704)
Gain on sale of containers, net			26,210	6,761
Share-based compensation expense			(6,083)	(6,573)
Interest income			(613)	(408)
Interest expense			117,475	85,215
Write-off of unamortized deferred debt issuance costs and bond discounts			7,550	—
Realized losses on interest rate swaps, collars and caps, net			1,191	8,928
Income tax expense (benefit)			1,618	(3,447)
Changes in operating assets and liabilities			10,044	24,522
Impact of reconciling items on net income (loss) attributable to the noncontrolling interests			(12,535)	(17,022)
Adjusted EBITDA			$374,541	$345,000

(a) Certain amounts for the periods ended December 31, 2016 have been restated for immaterial corrections of identified errors pertaining to the calculation of gain on sale of containers, net and to properly account for lease concessions, and for the adoption of Accounting Standards Update No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2018

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer